[UPR LOGO]



                                 October 6, 1997




Dear UPR Shareholders and Analysts:

     We have today announced a revision to our tender offer for Pennzoil. UPR is now offering to purchase all outstanding shares of Pennzoil common stock for $84 per share in cash. The tender offer would be followed by a merger between Pennzoil and a UPR subsidiary in which any remaining Pennzoil shareholders would receive the same $84 per share in cash. Our offer is not subject to a financing condition.

     We have sought a combination of UPR and Pennzoil in order to create an outstanding E&P company with significant potential to increase value for UPR shareholders in both the near and long term. UPR brings to the combined company a track record of applying drilling technology to boost reserves and production quickly and efficiently. As you know, we have been the number one domestic driller for the past five years, and our recent drilling successes, including major new discoveries in the Gulf of Mexico, the Austin Chalk and Canada, demonstrate the continuing strength of that record. We believe UPR's proven drilling expertise, financial strength and world-class technical skills can significantly enhance the value of Pennzoil's properties. UPR has strong growth prospects on its own, and by acquiring Pennzoil we could build even greater value for our shareholders.

     We believe our $84 per share cash offer fully and fairly values all of Pennzoil's businesses. Clearly, industry analysts and Pennzoil shareholders agree.

     Pennzoil management has claimed, as an excuse for denying Pennzoil shareholders the opportunity to accept our offer, that UPR has underestimated the value of Pennzoil's international (i.e., non-North American) exploration and production assets. Based on our own assessment, we disagree. However, if Pennzoil will begin negotiations, UPR is prepared to consider a transaction structure which would provide Pennzoil shareholders the opportunity to benefit directly from a future increase in value, if it occurs, of Pennzoil's international E&P assets, above the $600 million in value that UPR has ascribed to those assets. This international valuation assumes that the Pennzoil Karabakh prospect in the Caspian Sea can be commercially developed. Pennzoil has indicated that the results from the first exploratory well should be known soon.

         After acquiring Pennzoil, we intend to maintain a strong investment grade credit rating and the financial flexibility to fund our business plan. We plan initially to finance our purchase of Pennzoil shares through a combination of bank financing and commercial paper. Following the Pennzoil acquisition, we plan to refinance our acquisition financing through a combination of asset sales and the public or private sale of equity and debt securities. While no final decisions have been made, asset sale possibilities include Pennzoil's downstream operations, and selected producing properties and other assets of both UPR and Pennzoil.


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         We have approached this transaction carefully and thoughtfully. Both we and our financial advisors are confident regarding our ability both to finance the acquisition and implement appropriate refinancing. Although this has been a tough battle, as we expected, rest assured that we have not - and will not - let it distract us from our core oil and gas business or our primary goal of increasing UPR shareholder value.

         The revised offer eliminates, once and for all, the smokescreen of Pennzoil's rhetoric, including their misleading characterizations of our original offer and their false attacks on UPR. It is designed to focus the Pennzoil Board's attention on the real issue: a choice for Pennzoil shareholders between our $84 per share cash offer and the hope that, sometime in the future, Pennzoil's undisclosed strategic plan might provide more than $84 per share in present value.

         UPR has a strong record of delivering value for our shareholders and the ability to continue meeting our future growth objectives. By acquiring Pennzoil, we would be able to further enhance those already strong prospects.

                                   Sincerely,

                                   /s/ Jack L. Messman

                                   Jack L. Messman